CARRIER GLOBAL CORPORATION
13995 Pasteur Boulevard
Palm Beach Gardens, Florida 33418

January 16, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Carrier Global Corporation
Registration Statement on Form S-4
Filed on January 16, 2024

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”), on the date hereof, in connection with the proposed offers by Carrier Global Corporation (the “Company”) to exchange (the “Exchange Offers”) up to the aggregate principal amount outstanding of each of the Company’s unregistered €750,000,000 4.375% notes due 2025, €750,000,000 4.125% notes due 2028, €850,000,000 4.500% notes due 2032, $1,000,000,000 5.800% notes due 2025, $1,000,000,000 5.900% notes due 2034, and $1,000,000,000 6.200% notes due 2054 (collectively, the “Old Notes”) for equal aggregate principal amounts of the respective series of the Company’s €750,000,000 4.375% notes due 2025, €750,000,000 4.125% notes due 2028, €850,000,000 4.500% notes due 2032, $1,000,000,000 5.800% notes due 2025, $1,000,000,000 5.900% notes due 2034, and $1,000,000,000 6.200% notes due 2054 (collectively, the “Exchange Notes”) the offers of which have been registered under the Act.

The Company is registering the Exchange Offers in reliance on the position of the staff of the U.S. Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

This will confirm that the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus) that if the Exchange Offers are being registered for the purpose of secondary resales, any security holder using the Exchange Offers to participate in a distribution of the Exchange Notes (1) cannot not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993), or similar letters and (2) must comply with registration and prospectus delivery requirements of the Act in connection with any sale or transfer of the Exchange Notes, unless the sale or transfer is made pursuant to an exemption from those requirements. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Act.

In addition, the Company will (i) make each person participating in the Exchange Offers aware (through the Exchange Offers prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such Old Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offers a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner: (1) represents that it is participating in the Exchange Offers for its own account and is exchanging Old Notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with any person to distribute the Old Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Act in connection with any resale of such Old Notes; however, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Act. See Shearman & Sterling (available July 2, 1993).

Sincerely,

CARRIER GLOBAL CORPORATION

By:	/s/ Erin O’Neal
Name:	Erin O’Neal
Title	Senior Director, Corporate Counsel and Assistant Secretary

Cc:	John C. Kennedy Christodoulos Kaoutzanis Paul, Weiss, Rifkind, Wharton & Garrison LLP